MAX BERUEFFY

Senior Counsel — Senior Vice President

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

May 16, 2018

Via EDGAR and E-mail

Elisabeth Bentzinger, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Protective Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-222086

Dear Ms. Bentzinger:

On behalf of Protective Life Insurance Company (the “Company”), we are providing responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by counsel for the Company via correspondence dated February 13, 2018.  We are transmitting this response letter in anticipation of filing with the Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the above-referenced Initial Registration Statement on Form S-3 (“Registration Statement”) for certain flexible premium deferred annuity contracts with fixed and index-linked features (the “Contracts”) under the Securities Act of 1933.

The Amendment will incorporate changes made in response to the comments provided by the Staff.  For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

General

1.                                      Please confirm that all missing information, including all exhibits, will be filed in a pre- effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response:                                         The Company confirms that all missing information, including financial statements, exhibits, and other required information will be filed in the Amendment to the Registration Statement.

2.                                      Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response:                                         There are no guarantees or support agreements with third parties to support any of the Contract features or benefits.  The Company is solely responsible for any benefits or features associated with the Contract.

3.                                      In the Calculation of Registration Fee table on the facing sheet, please add a footnote to accompany the Amount of Registration Fee footnote reference.  Please also clarify that the title of securities to be registered are modified guaranteed and indexed annuity contracts.

Response:                                         Upon further consideration, the Company has determined that there is not a corresponding footnote to this footnote reference.  The Company has removed the footnote reference in response to the Staff Comment. In response to the second part of the Staff’s Comment, the Company has revised the Calculation of Registration Fee table to clarify that the securities to be registered are “Modified Annuity Contracts and Interests Therein”.

Cover Page

4.                                      Please make clear here and throughout the filing that the prospectus describes a limited flexible premium deferred indexed annuity contract.

Response:                                         The Company respectfully declines to characterize the Contracts as “indexed” annuities.  Although the Contracts offer various indexed Strategies, they also offer a Guaranteed Interest Strategy, and a Declared Rate Account.  In order to accurately describe the Contract, the Company has changed the description of the Contract in the first sentence to “a limited flexible premium deferred annuity with fixed and index-linked features”. We note that all of the allocation options available under the Contracts are identified in the second paragraph of the cover page, and described in more detail in the Prospectus.

5.                                      Please clarify throughout the filing that the owner bears the risk of potential loss of principal and previously credited interest with respect to both investments in the Indexed Segments and the application of the Market Value Adjustment (“MVA”).

Response:  The Company has clarified the disclosure in the prospectus as requested by the Staff.

6.                                      In the second paragraph, please prominently state that each Indexed Strategy has a Cap and a Participation Rate that place a limit on any positive performance of the reference index that may be used to calculate the return of an Indexed Segment, and, in turn, limit the amount attributable to positive index performance that may be credited to the investment in an Indexed Segment.

Response:                                         The Company has complied with the Staff Comment.  The Company has added disclosure stating that the Cap, if applicable to the Indexed Strategy, will place a limit on the positive performance of the reference Index that the Company will use to calculate the return of an Indexed Segment, and, in turn, limit the amount that may be credited to the investment in an Indexed Segment. With respect to the Participation Rate, the Company has added disclosure to the third (formerly second) paragraph stating that the Participation Rate may be greater than but will never be less than 100% (the minimum Participation Rate). Because the Participation Rate will never be less than 100%, the Participation Rate does not limit the positive performance of the reference index. Contract owners will be notified of the Cap and Participation Rate for each Indexed Strategy two weeks before the Start Date.  For these reasons, the Company respectfully declines to add the recommended disclosure about the Participation Rate.

The Company would like to make the Staff aware that on the effective date of this prospectus, the Company anticipates that all the available Indexed Strategies will have a Participation Rate of 100%. However, the Company does anticipate adding an at least one Indexed Strategy with a Participation Rate greater than 100% at some point in the future.

7.                                      When cross-referencing to the “Risk Factors” discussion, please include the page number in the prospectus where the Risk Factors appear.  See Item 501(b)(5) of Regulation S-K.

Response:                                         The Company has complied with the Staff Comment.

8.                                      Please state that the maximum withdrawal charge is 9% of the amount withdrawn, including any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge.  Please use either “surrender charge” or “withdrawal charge” consistently throughout the prospectus.

Response:                                         The Company has complied with the Staff Comment.  The Company has added disclosure stating that the maximum withdrawal charge is 9% of the amount withdrawn less the Free Withdrawal Amount, including any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge. The Company has also replaced the term “surrender charge” with “withdrawal charge.”

9.                                      Please disclose the following:

a.                        The Company’s ability to meet its obligations under the Contract are subject to the creditworthiness and claims-paying ability of the Company.

b.                        The prospectus describes all material rights and obligations of purchasers under the Contract, including all state variations.

Response:                                         The Company has included both of these statements on the cover page.

c.                         The Company will only accept Purchase Payments on or before the first Contract Anniversary and before the earlier of the older Owner’s or Annuitant’s 86th birthday.

Response:                                         The Company has complied with the Staff Comment.  The Company has added disclosure stating “We will only accept Purchase Payments received, or orders initiated, on or before the earlier of (1) the first Contract Anniversary or (2) the earlier of the oldest Owner’s or Annuitant’s 86th birthday.  An order is “initiated” when you or your financial advisor submits an electronic ticket order for Purchase Payments or signed forms requesting the transfer or exchange of assets from another account.”

d.                        The application of the MVA upon withdrawal or surrender could reduce contract values to less than the amount protected by the Floor.

Response:                                         The Company has complied with the Staff Comment and added the recommended disclosure.

Table of Contents

10.                               Please ensure that the Table of Contents is accurate (e.g., “Description of the Contract” and Appendix A and B do not appear in the prospectus; “Risk Factors” is not included; “Distribution of the Contracts” is referenced twice; etc.).

Response:                                         The Company modified the Table of Contents in response to the Staff Comment. The Company confirms the Table of Contents as modified is accurate.

Definitions (pp. 3-4)

11.                               Please define “Crediting Methods” and “Downside Protection,” which are used throughout the prospectus.

Response:                                         The Company has complied with the Staff Comment and added the terms

“Crediting Method” and “Downside Protection” to the Definitions section.

Summary (p. 5)

12.                               Please include in the Summary a chart setting forth the combination of Allocation Options currently offered under the Contract.  In particular, please include the minimum guaranteed interest rate for the Declared Rate Account and the Guaranteed Interest Strategy, and for each currently offered Indexed Strategy, please include the Index as well as the minimum guaranteed Cap, Participation Rate, and Floor.

Response:                                         The Company has complied with the Staff Comment.  The Company has added a chart in the Summary section setting forth the minimum rates for the Allocation Options, including the minimum guaranteed interest rate for the Declared Rate Account and Guaranteed Interest Strategy, and the Index, Floor, minimum Cap, and minimum Participation Rate for the each Indexed Strategy.

13.                               Please disclose that the Company will only accept Purchase Payments on or before the first Contract Anniversary and before the earlier of the older Owner’s or Annuitant’s 86th birthday.  Please disclose the potential consequences of restricting such payments to only the first contract year (e.g., an investor will be limited in his ability to increase Contract Value and the death benefit; an investor cannot utilize dollar cost averaging).

Response:                                         The Company has complied with the Staff Comment.  The Company has added disclosure to the Cover Page and “Summary” section of the Prospectus stating that “We will only accept Purchase Payments that we receive, or orders that are initiated, on or before the earlier of (1) the first Contract Anniversary, and (2) the earlier of the oldest Owner’s or Annuitant’s 86th birthday.”  In addition, the Company has added disclosure to the “Summary” section of the Prospectus stating that “This restriction on the acceptance of Purchase Payments will limit your ability to increase your Contract Value or the Death Benefit under the Contract.  In addition, this restriction will limit your ability to employ dollar cost averaging strategies, and may limit the usefulness of the Contract within an Individual Retirement Account.”

14.                               The second paragraph states that the Segment Return Amount for a Guaranteed Interest Segment will always be positive while the Segment Return Amount for an Indexed Segment may be positive or negative, and that Segment Return Amounts are paid by the Company and subject to its claims paying ability.  Please provide similar disclosure regarding amounts credited to and paid from the Declared Rate Account.

Response:                                         The Company has complied with the Staff Comment and added disclosure regarding amounts credited to the Declared Rate Account.

15.                               If true, please clarify in the fifth paragraph that the Participation Rate will never be less than the minimum Participation Rate established for each Indexed Strategy with the same Crediting Method and Downside Protection.

Response:                                         The Company has clarified the subject disclosure to reflect that the Participation Rate will never be less than the minimum Participation Rate established for each Indexed Strategy with the same Crediting Method and Downside Protection.

16.                               The last sentence of the sixth paragraph states that negative index interest will lower the Segment Investment or the amount surrendered.  Please clarify what occurs when negative index interest is credited, and if a decrease in both the Segment Investment and the amount surrendered may occur, then please make that clear.  See also comment 44.

Response:                                         In response to the Staff Comment, the Company has revised the disclosure in the sixth paragraph.

17.                               In the seventh paragraph, please clarify whether the withdrawal charge and MVA reduce the amount withdrawn or the remaining Contract Value upon partial withdrawal.  Please also make any necessary corresponding changes to the definition of Market Value Adjustment in the Definitions section of the prospectus.

Response:                                         In response to the Staff Comment, the Company revised the disclosure to clarify that the withdrawal charge and Market Value Adjustment may reduce the Contract Value.

18.                               Please move the last paragraph stating that the product is a complex vehicle to the cover page of the prospectus.

Response:                                         The Company has complied with the Staff Comment.  The Company moved the subject disclosure to the cover page of the Prospectus.

Summary - Key Features of Your Contract (pp. 6-8)

19.                               Purchasing the Contract.  Please revise the parenthetical stating that “payments must be initiated during first year only” to more clearly state that Purchase Payments are not permitted after the first contract year.

Response:                                         The Company has complied with the Staff Comment by removing the parenthetical and adding disclosure stating “We will only accept Purchase Payments received, or orders initiated, on or before the earlier of (1) the first Contract Anniversary or (2) the earlier of the oldest Owner’s or Annuitant’s 86th birthday.”

20.                               Allocating Your Contract Value.  Please state that the Company may change the Cap and Participation Rate for new Indexed Segments and the current interest rate for new

Guaranteed Interest Segments.

Response:                                         The Company has complied with the Staff Comment.

21.                               Determining the Value of Your Contract.  Please disclose that the Interim Value calculation may result in a reduction of the Segment Value and Segment Investment that is significantly larger than the withdrawal amount requested.

Response:                                         The Company has complied with the Staff Comment.  The Company added the recommended disclosure to the “Accessing Your Money” section.

22.                               Accessing Your Money.

a.                        The discussion on withdrawals states that amounts withdrawn that exceed the Free Withdrawal Amount are subject to a withdrawal charge and MVA.  If true, please also state that premium taxes may apply.

Response:                                         The Company has revised the subject disclosure to note that withdrawals that exceed the Free Withdrawal Amount are also subject to any applicable premium tax.

b.                        Please disclose that amounts withdrawn or surrendered from an Indexed Segment before the Maturity Date will not earn any index interest if the Index Performance has been positive, but will be credited negative index interest if the Index Performance has been negative.

Response:                                         In response to the Staff Comment, the Company has revised the Interim Value description in the “Determining the Value of Your Contract” section.

c.                         Please state that withdrawals and surrenders may be subject to federal and state taxes, including a possible 10% penalty tax, and will reduce the death benefit.

Response:                                         The Company has complied with the Staff Comment.

d.                        Please state that the application of the MVA upon withdrawal or surrender could reduce contract values to less than the amount protected by the Floor.

Response:                                         The Company has complied with the Staff Comment.

e.                         When discussing charges and deductions, please make clear that a withdrawal charge is assessed on a withdrawal or surrender of Contract Value in excess of the Free Withdrawal Amount.  Please also state that the maximum withdrawal charge is 9% of the amount withdrawn, including any positive or negative MVA, and that a positive MVA increases the amount of the withdrawal charge.

Response:                                         The Company has revised the disclosure in the Withdrawals section in compliance with the Staff Comment.

f.                          When describing the death benefit, please disclose that for a period of one year following any change of ownership involving a natural person, the death benefit will equal the Contract Value plus the MVA, but only if the MVA would increase the death benefit.

Response:                                         Upon further consideration, the Company has determined that it will not apply the limitation applicable to ownership changes and has removed the subject disclosure from the Prospectus.

Summary - Risk Factors (pp. 8-10)

23.                               Risk of Loss. The Risk of Loss discussion notes that in an increasing interest rate environment, the MVA could reduce the amount received to less than the amount protected by the Floor.  To avoid investor confusion, please first state that there is a risk of potential loss of principal and previously credited interest from the application of the MVA and from the withdrawal charge.  Please also state that this may be true even if Index Performance has been positive.

Response:                                         The Company has added the disclosure recommended by the Staff.

Please provide a brief numerical example illustrating how an investor could experience investment loss (e.g., if an Index Strategy has a -20% Floor and the Index Performance over the Term is -40%, then the investor would lose 20% of the value allocated to that Strategy).

Response:                                         The Company has provided the numerical example requested by the Staff.

24.                               Limitation on Allocations Among Strategies.  Per the disclosure, the Company will send a written notice at least thirty days before the Maturity Date of a Segment notifying the owner how to obtain the new Participation Rate and Cap for each new Indexed Strategy and the current credited rate of interest for each new Guaranteed Interest Strategy.  The disclosure also suggests that the owner will be able to decide whether or not to allocate to the new Strategies after learning of the new Participation Rate, Cap, and credited rate. However, page 13 of the prospectus states that the Crediting Method (i.e., the Participation Rate and Cap) for each Indexed Strategy, and the credited rate for a Guaranteed Interest Strategy, are determined on the Start Date (i.e., when the owner will already be invested in the new Strategy).  Further, page 18 of the prospectus states that the 30-day notice will not provide information on new Strategies, but that such information will be available at least two weeks before the Maturity Date.

Please clarify throughout the prospectus how owners will be informed of new Participation Rates, Caps, and current credited interest rates, including in the “Key Features of Your Contract” section of the Summary.  Please also disclose whether owners will be provided an opportunity to specify a “threshold” Cap, Participation Rate, and interest rate, pursuant to which Contract Value will not be invested in any Segment that does not meet the specified criteria, or, alternatively, will be permitted to surrender the Contract without withdrawal charge or MVA.

Response:                                         In response to the Staff Comment, the Company has added disclosure to be consistent with our notification policies. We will notify an owner of an upcoming Segment Maturity Date no less than 30 days before the Maturity Date. Two weeks prior to a Segment Start Date, the Company will declare the interest rate for the Guaranteed Interest Strategy and the Crediting Method(s) and Downside Protection for each Indexed Strategy. The Company has also added disclosure describing how we handle situations where we discontinue an Indexed Strategy.

The Company does not allow owners to specify a “threshold” Cap, Participation Rate, or interest rate pursuant to which Contract Value will not be invested in any Segment that does not meet the specified criteria, or, alternatively, will be permitted to surrender the Contract without withdrawal charge or MVA. Instead, the Company will not establish a Segment for an owner unless the allocation instructions match up with the Strategies that we are currently offering at that time.

25.                               Risks Associated with the Reference Indices.  Please state whether the Indices reflect dividends paid on the stocks comprising the Index.  If true, please make clear that the calculation of Index Performance under the Contract does not take into account such dividends and therefore does not reflect the full investment performance of the underlying securities.  Please clarify whether any exchange rate adjustment is made to the MSCI EAFE Index.

Response:  The Company has added disclosure noting that neither the S&P 500 Index nor the MSCI EAFE Index performance includes dividends paid on the stocks comprising the Indices, and therefore neither index reflects the full investment performance of the underlying securities.  The Company has also added disclosure that addresses exchange rate adjustment for the MSCI EAFE Index.

26.                               Risk That We May Eliminate or Substitute an Index. Please clarify in the last sentence that a surrender of the Contract may result in loss of principal and previously credited interest (i.e., all interest, not just Index Interest), and may also be subject to taxes and tax penalties.  If true, please disclose that an Index could be substituted in the middle of a

Term, and describe how the Company would recalculate Index Performance (e.g., recalculate from the beginning of the Segment using the newly substituted Index).  Please also identify the circumstances under which the Index may be substituted in the middle of the Term (e.g., the Index is discontinued).

Response:                                         The Company has complied with the Staff Comment and revised the last sentence to state that a surrender of the Contract may result in loss of principal and previously credited interest. The Company also added a sentence stating that a surrender may also be subject to federal and state income taxes and, if taken before age 59½ an additional 10% penalty tax.

The Company has added disclosure about substitution of an Index during the middle of the Term of an Indexed Segment and added Appendix B to the Prospectus that includes examples responsive to the Staff’s Comment.

With respect to the portion of the Comment requesting that the Company identify the circumstances under which the Index may be substituted in the middle of a Term (e.g., the Index is discontinued), the Company refers the Staff to the revised second sentence in “Risk that We May Eliminate or Substitute an Index” section, which lists the circumstances under which the Company may eliminate or substitute an Index.

27.                               Creditor and Solvency Risk. The disclosure states that the Company’s financial statements are included in the prospectus, and information concerning the Company’s business and operations is set forth in the section of the prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please revise the disclosure to state that this information is incorporated in the prospectus by reference to the Company’s Annual Report on Form 10-K.

Response:                                         The Company has complied with the Staff Comment and revised the subject disclosure.

How Your Contract Works — Purchasing the Contract — Purchase Payments (p. 10)

28.                               The Company has placed significant limitations on Purchase Payments by only allowing them in the first Contract year.  Please revise the fifth paragraph to take into account this limitation.  Further, please state that the ability to increase the death benefit through subsequent Purchase Payments is limited under the Contract.

Response:                                         The Company has reordered the section entitled “Purchase Payments” and included a discussion of the implications of limitations on subsequent Purchase Payments, including the Company’s refusal to accept Purchase Payments on or after the first Contract Year.

How Your Contract Works — Purchasing the Contract — Issuance of a Contract (p. 11)

29.                               Please confirm supplementally that the Company intends to follow application processing procedures similar to those required under the Investment Company Act of 1940 (“1940 Act”) (e.g., returning an incomplete application after five business days absent contract owner consent) even though the Contract is not registered under the 1940 Act.

Response:                                         The Company confirms that it intends to follow application processing procedures similar to those required under the 1940 Act (e.g., returning an incomplete application after five business days absent contract owner consent) with respect to the Contract.  The Company will do so even though the Contract is not subject to those requirements.

30.                               The disclosure states that if the owner does not provide allocation instructions, the Company will allocate the initial Purchase Payment to the Declared Rate Account upon issuance of the Contract. Please reconcile this with the disclosure stating that a Contract will not be issued if an application is incomplete.  Please also make corresponding changes to the first paragraph of the section titled “Allocating your Purchase Payments.”

Response:                                         The Company has revised the disclosure in the second paragraph under the “Issuance of a Contract” section to clarify that the Company does not require allocation instructions for an application to be complete. In addition, the Company has revised the disclosure in the first paragraph under “Allocating your Purchase Payments” to clarify that the Company does not require allocation instructions for an application to be complete, but that an Owner may indicate in the application how their initial Purchase Payments are to be allocated. The Company has also added disclosure stating that the default Allocation Option is the Declared Rate Account, and that any portion of Purchase Payments not allocated to a Strategy will be allocated to the Declared Rate Account.

How Your Contract Works — Purchasing the Contract — Right to Cancel (pp. 11-12)

31.                               The second paragraph states that if an owner cancels the Contract, the Company will refund the Contract Value plus or minus the MVA.  Please reconcile this with the right to cancel discussion in the Summary, which does not state that the MVA is applied upon cancellation of the Contract.

Response:                                         In response to the Staff Comment, the Company revised the right to cancel discussion in the Summary to state that if an owner returns the Contract during the right to cancel period, the owner will receive a refund of the Contract Value, plus or minus the Market Value Adjustment, in the states where permitted.

32.                               Please disclose all material state variations in the prospectus, including those relating to an investor’s right to cancel the Contract.  Please revise the third paragraph accordingly.

Response:                                         In response to the Staff Comment, the Company has added disclosure to the subject paragraph noting that there are other material state variations of the Contract and that those variations are described in the prospectus.  The Company has also added disclosure informing Owners that any variations of the Contract sold in a state are described in the contract form used in that state and how they can obtain a copy of the contract form for their particular state.

How Your Contract Works — Declared Rate Account (pp. 12-13)

33.                               Please clarify here and elsewhere in the prospectus whether the owner may choose to allocate Purchase Payments and Contract Value to the Declared Rate Account, or whether this account is only designed to receive and hold Purchase Payments and Maturity Value when allocation instructions have not been provided.

Response:                                         The Company added disclosure clarifying that the Owner may choose to allocate all or a portion of their Purchase Payments or Maturity Value of Segments to the Declared Rate Account. The Company also added disclosure stating that Purchase Payments or Maturity Value not allocated to a Strategy will be allocated to the Declared Rate Account.

How Your Contract Works — Strategies (p. 13)

34.                               The disclosure states that “twice each month,” the owner has the “opportunity” to invest in the Guaranteed Interest Strategies and Indexed Strategies.  Because the only manner in which an owner can invest in a Strategy following the first Contract year is through the transfer of Maturity Value from a maturing Strategy (or through any remaining Contract Value in the Declared Rate Account), please clarify this statement.

Response:  The Company has revised the first paragraph under “Strategies” to state that the Owner may invest in a Strategy on Segment Start Dates, which occur twice each month.  The Company also added disclosure noting that an Owner may invest in a Strategy by allocating Purchase Payments during the first Contract Year, by allocating balances in the Declared Rate Account, or by allocating Maturity Value from a Segment.

How Your Contract Works — Strategies — Indexed Strategies (pp. 13-14)

35.                               Index Performance.  Index Performance is the percentage change in the value of the Index between two different points in time, measured from the Start Date to “the date the Index Performance is calculated.” Please revise to clearly state the ending date upon which Index Performance is measured (e.g., Segment Maturity Date).

Response:  The Company has revised the subject disclosure to clarify that, for purposes of determining the daily Contract Value, we calculate Index Performance on each Business Day;

however, Index performance is only applied on the Maturity Date of a Segment, or the date the Owner elects to withdraw Contract Value from a Segment before the Maturity Date.

36.                               Crediting Methods.

a.                        In the first paragraph, please disclose that the Cap and the Participation Rate limit the amount of positive Index Performance that may be credited.

Response:                                         The Company has added the disclosure about the Cap recommended by the Staff. Because the Participation Rate will never be less than 100%, the Participation Rate does not limit the positive performance of the reference index. For this reason, the Company respectfully declines to add the recommended disclosure about the Participation Rate.

b.                        When discussing the Participation Rate, please clarify that the Participation Rate may be greater than the minimum Participation Rate but will not be greater than 100 percent.  Please disclose in the prospectus the minimum guaranteed Participation Rate.  Please provide a brief numerical example illustrating the mechanics of the Participation Rate (e.g., if the Participation Rate is 80% and the Index Performance is 10%, then the indexed interest rate used to calculate the Segment Return Amount would be 8% (80% x 10%)).

Response:                                         The Staff’s Comment misstates that the Participation Rate will not be greater than 100%. As expressed in response to Comment 6, the Company anticipates adding at least one Indexed Strategy with a Participation Rate greater than 100% after the effective date of this prospectus. Therefore, the Company has added disclosure to the prospectus stating that the Participation Rate may be greater than the minimum Participation Rate, which is 100%, but will never be less than the minimum Participation Rate. The Company has also added examples responsive to the Staff’s Comment illustrating a Participation Rate of 100% and 120%.

c.                         When discussing the Cap, please clarify, if true, that the minimum Cap of 1% applies to all Index Strategies regardless of the Crediting Method and Downside Protection.  Please provide a brief numerical example illustrating the mechanics of the Cap (e.g., if the Cap is 5% and the Index Performance is 10%, then the indexed interest rate used to calculate the Segment Return Amount would be 5% (assuming a 100% Participation Rate)).

Response:                                         The Company has added disclosure that the minimum cap for any Indexed Strategy will never be less than 1% regardless of the Participation Rate or Downside Protection. The Company has also added examples to the Prospectus responsive to the Staff’s Comment.

d.                        Please provide brief numerical examples of a Strategy that has a Cap and a Participation Rate (e.g., if the Participation Rate is 80%, the Cap is 5%, and the

Index Performance is 10%, then the indexed interest rate would be 5% (i.e., the Participation Rate has no effect on the interest rate), but if the Participation Rate is 60%, the Cap is 8%, and the Index Performance is 10%, then the indexed interest rate would be 6% (i.e., the Cap has no effect on the interest rate)).

Response:                                         As noted in the Company’s response to prior Staff Comment 6, the Participation Rates under the Contract may be greater than but will never be less than 100% (the minimum Participation Rate).  As such, the Company has added three examples in response to the above Staff Comment, one that assumes a Participation Rate of 100% and two that assume a Participation Rate of 120%.  The first example assumes a Participation Rate of 100% and that Index Performance exceeds the Cap so that the Cap determines the indexed interest rate.  The second example assumes a Participation Rate of 120% and that there is no Cap in place so that the Participation Rate is used in determining the indexed interest rate.  The third example assumes a Participation Rate of 120% and that Index Performance exceeds the Cap so that the Cap determines the indexed interest rate.  Given that Participation Rates under the Contract cannot be less than 100%, the Company believes that the examples are fully responsive to the Staff comment.

37.                               Downside Protection.

a.                        The first paragraph states that each Indexed Strategy will have Downside Protection (i.e., a Floor) that is determined on the Indexed Segment Start Date and will not change during the Term of the Indexed Segment.  Please reconcile this with the disclosure in the fifth paragraph of the Summary stating that the Company guarantees the Floor for an Indexed Strategy for the life of the Contract. If the Floor may be reset for an Indexed Strategy, then please revise the notice provisions described in the prospectus to address how owners will be informed of such Floor resets, and please disclose in the prospectus the lowest guaranteed Floor for each Indexed Strategy.

Response:                                         The Company guarantees the Floor for each Indexed Segment for the Term of the Segment. The Company has deleted the conflicting disclosure in the fifth paragraph of the Summary section. The Company has also added disclosure to the “Downside Protection” section about the guaranteed Floor option and how Owners will be notified about the Crediting Methods and Downside Protection for the Indexed Strategies that will be offered on an upcoming Segment Start Date.

b.                        If true, please revise the last sentence of the second paragraph to state that Strategies with greater Downside Protection tend to have lower Caps and Participation Rates than Strategies with less Downside Protection.

Response:  On the effective date of this prospectus, the Company anticipates that all the available

Indexed Strategies will have a Participation Rate of 100%. However, the Company does anticipate adding an at least one Indexed Strategy with a Participation Rate greater than 100% at some point after the effective date. Due to this possibility, the Company has revised the last sentence of the second paragraph as recommended by the Staff.

How Your Contract Works — Segments — Establishing a Segment (pp. 14-15)

38.                               The Company will only accept Purchase Payments in the first Contract year.  Accordingly, please revise the disclosure in the second paragraph to acknowledge that the establishment of most new Segments under the Contract will be effected through the transfer of Maturity Value from maturing Segments, and not from the submission of subsequent Purchase Payments.

Response:                                         The Company notes that the disclosure in the second paragraph in the “Establishing a Segment” section of the Prospectus is accurate and complete, and therefore respectfully declines to modify the paragraph as recommended by the Staff.  However, in response to the Staff Comment, the Company has added the following as a new paragraph to immediately follow the subject paragraph:

Because we will only accept Purchase Payments that were initiated on or before the first Contract Anniversary, after the first Contract Anniversary new Segments under the Contract will only be established through the transfer of Contract Value from the Declared Rate Account and the transfer of Maturity Value from maturing Segments.

39.                               Please remove the cross-reference in the seventh paragraph, which refers the reader to the section of the prospectus that includes this paragraph.  Please clarify that the requirements for establishing a Segment apply regardless of whether the Segment is to be funded with a Purchase Payment, Contract Value, or Maturity Value.

Response:                                         The Company has complied with the Staff Comment.  The Company removed the cross-reference in the seventh paragraph and clarified that the requirements for establishing a Segment apply regardless of whether the Segment is funded with a Purchase Payment, Contract Value, or Maturity Value.

How Your Contract Works — Determining the Value of a Segment (pp. 15-18)

40.                               Crediting Guaranteed Interest.  The disclosure states that the Company will determine and declare a rate of interest in advance of the Start Date.  Please reconcile this statement with the disclosure on page 13 of the prospectus, which states that the credited rate of interest for the Guaranteed Interest Strategy is determined on the Start Date.  See also comment 24.

Response:                                         The Company refers the Staff to its response to Comment 24.

41.                               Crediting Indexed Interest.  Please revise the “Interim Value Calculation” cross-reference in the third paragraph to “Interim Value of an Indexed Segment.”

Response:                                         The Company has complied with the Staff Comment.

42.                               Index Performance.  IVE is defined in the Index Performance calculation as the Index Value “as of the date the Index Performance is calculated.” Please revise this definition to clearly identify the ending date upon which Index Performance is measured (e.g., Segment Maturity Date).

Response:                                         The Company has revised the subject definition to provide that the date the Index Performance is calculated may be the Maturity Date of a Segment, or the date the Owner elects to withdraw Contract Value from a Segment before the Maturity Date.

Please disclose that because the Company relies on a single point in time to calculate indexed interest, an owner may experience negative Index Performance even if the Index has experienced gains through some, or most, of the Term.  Please also disclose this in a prominent manner in the “Key Features of Your Contract” section of the Summary.

Response:                                         The Company has complied with the Staff Comment.

43.                               Maturity Value of an Indexed Segment.  To more clearly demonstrate the operation of the Participation Rate, please revise the examples here and on pages 17-18 to assume a rate of less than 100%.  Please confirm supplementally that the Cap and Participation Rate assumptions in both sets of examples are reasonable in light of current and anticipated market conditions.

Response:                                         The Participation Rate for Indexed Strategies offered in the Contracts will never be less than 100%.  The Company believes that the Cap and Participation Rate assumptions in these examples are reasonable in light of current and anticipated market conditions.

44.                               Interim Value of an Indexed Segment.

a.                        Negative Index Performance, if any, is credited at the time of a surrender or withdrawal during a Segment Term.  Accordingly, in the second paragraph, please clarify that the Interim Value calculation does not take into account positive Index Performance because positive indexed interest is credited only on a Maturity Date.

Response:                                         The Company has clarified that the Interim Value calculation does not take into account positive Index Performance because positive indexed interest is credited only on a Maturity Date.

b.                        Please clearly state if there are any financial transactions other than withdrawals and surrender that trigger the Interim Value calculation (as suggested in the second bullet of the fourth paragraph).

Response:                                         The only transactions that trigger an Interim Value Calculation are withdrawals and surrenders.  In response to the Staff Comment, the Company replaced the second bullet of the fourth paragraph with the following:  “To establish the Segment Value for the purpose of processing a withdrawal or surrender on a Business Day other than the Segment Maturity Date.  (See “Effect of a Withdrawal During the Withdrawal Charge Period.”)”

c.                         Please make clear that the Interim Value calculation does not take into account any withdrawal charge and MVA that may be applied.

Response:                                         The Company modified the subject disclosure to provide that the Interim Value calculation does not take into account any withdrawal charge and MVA that may be applied.

d.                        Neither the discussion nor the examples illustrating the calculation of the Interim Value explain how the Interim Value affects the calculation of the withdrawal amount, the Segment Value, the Segment Investment, and the Segment Return Amount on the Maturity Date.  Please revise the discussion and examples accordingly, and also illustrate the effect of taking multiple withdrawals during the Segment Term when Index Performance is negative.  Please state whether there is any change to the current Cap, Participation Rate, and/or Floor with respect to the amount remaining in the Segment following the withdrawal.

Further, the disclosure in the “Free Withdrawal Amount” discussion on page 19 of the prospectus states that application of the Interim Value calculation may result in a reduction of the Segment Value and Segment Investment that is significantly larger than the withdrawal amount requested.  Please discuss this pro rata reduction when explaining the Interim Value calculation, and include an example illustrating such a reduction.

Response:                                         In response to the Staff Comment, the Company has added disclosure referring owners to a new section titled “Effect of a Withdrawal During the Term of a Segment” for an explanation and examples on how the Interim Value impacts the calculation of a withdrawal during the middle of a Segment. In addition, the Company has added the following disclosure to the end of “How Withdrawals are Taken from your Contract Value” in the Withdrawals and Surrenders section: “A withdrawal during the Term will not change the Crediting Method or Downside Protection applicable to the Segment Investment remaining in the Segment.” The

Company believes this disclosure is more appropriate in the section that addresses withdrawals rather than the section on Interim Value of an Indexed Segment.

How Your Contract Works — Segment Transfers and Renewals (p. 18)

45.                               Throughout the prospectus, it is made clear that the Term of any Segment will be for one year.  Please reconcile this with the disclosure in “Transfer of Maturity Value on a Maturity Date,” which states that at least two weeks before the Maturity Date of a Segment, information on new Strategies, including the associated Terms, will be made available.  If a Term may be for other than one-year, this should be clearly stated where relevant in the prospectus.  Further, please clarify that this two-week notice will include information on the current credited rate for the Guaranteed Interest Strategy.

Response:                                         The Company has revised the last sentence of the first paragraph in the “Transfer of Maturity Value on a Maturity Date” disclosure by removing the word “Terms” and clarifying that the two-week notice will include information on the current credited rate for the Guaranteed Interest Strategy.

Please also explain what is meant by the disclosure stating that at least two weeks before the Maturity Date, the Company will provide information about Strategies that will be available for the transfer of Maturity Value, including information regarding Crediting Methods, Downside Protection, etc. “on the Start Date that occurs immediately prior to the Maturity Date for an existing Segment.”  Because Segment Start Dates and Maturity Dates occur on the same day, please clarify whether or not owners will receive information regarding Crediting Methods, Downside Protection, etc. for the new Strategies into which they may invest.  See also comment 24 above.

Response:                                         On a Segment Start Date (the first and third Wednesday of each month that is also a Business Day), the Company will establish new Segments. Two weeks prior to these Segment Start Dates, the Company will declare the interest rate for the Guaranteed Interest Strategy and the Crediting Method(s) and Downside Protection for each Indexed Strategy that will be offered on the Segment Start Date occurring on the same day as the upcoming Segment Maturity Date.

In response to the Staff Comment, the Company has revised the disclosure under the heading “Transfer of Maturity Value on a Maturity Date” by removing the last two sentences in the first paragraph and the 3 bullets below the first paragraph and adding new disclosure, including a cross reference to the “Strategies” section earlier in the Prospectus. We added disclosure to the “Strategies” section regarding the frequency of Segment Start Dates, when we will declare the interest rate for the Guaranteed Interest Strategy and the Crediting Method(s) and Downside Protection for the Indexed Strategies, and how Owners can obtain this information.

How Your Contract Works — Effect of an Emergency Close (p. 19)

46.                               If true, please revise the last two sentences of this discussion to more clearly state that if an Emergency Close occurs on a scheduled Maturity Date, then the Maturity Date for that Segment will be delayed until the next Business Day.

Response:                                         The Company has revised the last two sentences in the paragraph under “Effect of an Emergency Close” as requested by the Staff.

Accessing Your Money — Withdrawals and Surrenders (pp. 19-20)

47.                               Free Withdrawal Amount.  Please disclose that the withdrawal charge period is the first six Contract Years.

Response:                                         The Company has added the recommended disclosure.

48.                               How Withdrawals are Taken from your Contract Value.  In the third paragraph, please remove the fourth sentence, which is redundant with the prior sentence.  When discussing the time at which withdrawal requests may be received, please use Eastern Time rather than Central Time consistent with other disclosure in the prospectus.

Response:                                         The Company has complied with the Staff Comment.

49.                               Surrenders.  The disclosure states that a surrender of $50,000 (or less) may be made by telephone, but the disclosure in the following section discussing signature guarantees states that withdrawals or surrenders of $50,000 (or more) require a signature guarantee. Please reconcile.

Response:                                         The Company has complied with the Staff Comment and revised the disclosure to state that withdrawals or surrenders of more than $50,000 require a signature guarantee.

Accessing Your Money — Withdrawal Value (pp. 20-21)

50.                               Please clarify whether the withdrawal charge and MVA are deducted from the amount withdrawn or from remaining Contract Value upon partial withdrawal.  Please provide corresponding disclosure in the Market Value Adjustment discussion and Withdrawal Charge discussion in “Charges and Deductions.”

Response:                                         In response to the Staff Comment, the Company has added disclosure clarifying how it calculates and applies the withdrawal charge and Market Value Adjustment to a withdrawal request. The Company has also added this disclosure to the “Market Value Adjustment” section and “Effect of a Withdrawal During the Withdrawal Charge Period” section.

Death Benefit (pp. 21-22)

51.                               Please disclose that, for a period of one year following any change of ownership involving a natural person, the death benefit will equal the Contract Value plus the MVA, but only if the MVA would increase the death benefit.

Response:                                         For the reasons noted in response to Comment 22, the Company has not added the recommended disclosure to the Death Benefit section.

Charges and Deductions — Market Value Adjustment (pp. 22-23)

52.                               Please disclose that the withdrawal charge period is the first six Contract Years.

Response:                                         The Company has added the recommended disclosure.

53.                               Please disclose whether the MVA is applied to the payment of the death benefit or at the time Contract Value is applied to an Annuity Option.

Response:                                         The Company has added disclosure to this section clarifying that the MVA is applied to any withdrawal or surrender that exceeds the Free Withdrawal Amount during the withdrawal charge period. The Company will not apply the MVA to the death benefit, if the MVA would reduce the death below the Contract Value, or to amounts applied to an Annuity Option on the Annuity Date.

54.                               Please briefly explain the Constant Maturity Treasury Rate and the Barclay’s US Long Credit Option Adjusted Spread.

Response:                                         The Company has added the disclosure recommended by the Staff.

55.                               The MVA formula subtracts the initial MVA Rate from the current MVA Rate, resulting in a positive MVA when interest rates are increasing and a negative MVA when interest rates are decreasing.  Accordingly, a positive MVA decreases the amount of the withdrawal, whereas a negative MVA increases such amount.  This is potentially confusing to owners, as the terminology suggests that a positive MVA would have a favorable impact on the withdrawal amount, and vice versa.  Please revise the formula, and the corresponding disclosure and examples, to reflect a positive MVA that increases the withdrawal amount payable to the owner in accordance with plain English principles as well as general industry practice.  Consistent with the revised MVA formula, please revise the disclosure to clarify that the MVA is added to, rather than subtracted from, the withdrawal amount.

Similarly, please revise the second and third sentences in the sixth paragraph to make clear that increasing interest rates will result in a negative MVA, which will reduce the withdrawal amount payable to the owner, and decreasing interest rates will result in a positive MVA, which will increase the withdrawal amount payable to the owner.  Please consider combining this disclosure with the fourth paragraph.

Response:                                         The Company has revised the MVA formula in compliance with the Staff Comment. In addition, the Company has revised the disclosure in the below the Market Value Adjustment formula to comply with the Staff’s Comment.

56.                               Please state that the application of the MVA upon withdrawal or surrender could reduce contract values to less than the amount protected by the Floor, and include an example illustrating that fact.

Response:                                         The Company has deleted the examples in the Market Value Adjustment section and added Appendix A to the Prospectus that includes disclosure and examples responsive to the Staff’s Comment.

57.                               Please include examples demonstrating the impact of a positive and negative MVA and a maximum withdrawal charge on a partial withdrawal taken from an Indexed Strategy during the Term.  Please reflect negative Index Performance, and show the resulting Interim Value, Segment Value, Segment Investment, and Segment Return Amount on the Maturity Date following the withdrawal.  Please disclose any change in the Cap, Participation Rate, and/or Floor with respect to the amount remaining in the Segment following the withdrawal.

Response:                                         The Company has deleted the examples in the Market Value Adjustment section and added Appendix A to the Prospectus that includes examples responsive to the Staff’s Comment.

Charges and Deductions — Withdrawal Charge (pp. 23-26)

58.                               Please more clearly state that the withdrawal charge is assessed on the MVA amount applied at withdrawal or surrender, and that a positive MVA increases the amount of the charge.

Response:                                         The Company has added the disclosure recommended by the Staff.

59.                               The disclosure states that the amount deducted for a partial withdrawal may be significantly greater than the amount requested.  Please include an example demonstrating this, assuming the maximum withdrawal charge is imposed.

Response:                                         The Company has added Appendix A to the Prospectus that includes examples responsive to the Staff’s Comment.

Annuity Payments (pp. 26-27)

60.                               PayStream Plus® Annuitization Benefit. If the Annuity Date is on or after the tenth Contract Anniversary and Annuity Option B is selected with a 10-year period, then the amount annuitized will be the Contract Value plus 2% of the Contract Value, “less any applicable fees, charges and premium tax.” Please clearly state the fees and charges, other than premium taxes, that may be deducted on the Annuity Date.

Response:                                         The Company has revised the subject disclosure to clarify that there are no other fees and charges, except for premium taxes, that may be deducted on the Annuity Date.

61.                               Annuity Income Payments.  Please specify the value that will be annuitized on the Annuity Date.

Response:                                         The Company has revised the subject disclosure to state that Contract Value will be applied to an Annuity Option on the Annuity Date.

Incorporation of Certain Documents by Reference (p. 35)

62.                               Please specifically incorporate by reference into the prospectus all reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 since the end of the fiscal year covered by the annual report on Form 10-K.  See Item 12(a)(2) of Form S-3.

Response:                                         The Company has revised the subject disclosure in compliance with the Staff’s Comment.

PART II

63.                               The Distribution Agreement was not filed with the registration statement, but Item 16 Exhibits and the Exhibit Index indicate otherwise.  Please revise.

Response:                                         The Distribution Agreement will be filed with the Amendment in compliance with the Staff’s Comment.

We believe that the draft Amendment and this letter respond to all Staff comments.  We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding the draft Amendment or this letter, please contact me at 205-268-3581, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy
Max Berueffy

cc:  Thomas Bisset, Esq.